UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 30 May 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or "the Company")

CHANGE IN COMPANY SECRETARY

This SENS announcement is being issued in terms of Section 3.59 of the Listings Requirements of JSE Limited ("JSE").

The Board announces that the Company Secretary of Gold Fields Limited, Mrs Karen Robinson, has decided to leave the company for medical reasons with effect from 31 July 2013.

The Board and management of the company thank Mrs Robinson for her dedication and commitment to the company.

Mrs Taryn Harmse, BComm LLB (University of Johanneburg), who will be promoted to Assistant General Counsel of Gold Fields Limited on 1 June 2013, will also assume the role of Company Secretary with effect from 1 August 2013.

30 May 2013
Sponsor
JP Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 30 May 2013

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer